Energie vernünftig nutzen

EVN

Letter to Shareholders 3rd Quarter 2006/07
October 1, 2006 – June 30, 2007



Initial consolidation of **the Macedónian subsidiary ESM AD** for the entire financial year + **Mild winter** depresses earnings in the Energy segment + **Revenue** climbs by 6.5% + **Group net profit** 7.0% above last year's high level + Acquisition of the 2nd largest **Bulgarian district heating facility** + Agreement to increase EVN's indirect shareholding in **RAG**

Highlights Q. 1–3 2006/07

- \+ 6.5% sales revenue EUR 1,701.7m
- – 4.7% EBITDA EUR 311.0m
- – 6.0% EBIT EUR 186.9m
- \+ 7.0% Group net profit EUR 221.8m
- – 25.9% net cash flow from operating activities EUR 170.2m

- ► Initial consolidation of the Macedonian subsidiary ESM AD for an entire financial year
- ► Lower primary energy prices for gas passed on to consumers
- ► Conclusion of a contract to acquire Bulgaria's 2nd largest district heating plant
- ► Agreement to increase EVN's indirect shareholding in Rohöl-Aufsuchungs-AG
- ► Hydroelectric power plant projects in Albania recognised as being in the public interest

Key figures EVN Group

		2006/07 Q. 1–3	2005/06 Q. 1–3	Change %	2005/06	2004/05
Sales volumes						
Electricity generation	GWh	2,540	3,520	–27.9	4,556	4,484
Electricity sales volumes to end customers	GWh	13,913	11,526	20.7	15,641	11,342
Gas sales volumes to end customers	m m³	467	651	–28.3	682	636
Heating sales volumes to end customers	GWh	828	952	–13.1	1,067	1,033
Income statement						
Revenue	EURm	1,701.7	1,598.1	6.5	2,071.6	1,609.5
EBITDA	EURm	311.0	326.3	–4.7	397.4	335.2
EBITDA margin	%	18.3	20.4	–	19.2	20.8
Results from operating activities (EBIT)	EURm	186.9	198.8	–6.0	184.4	131.0
EBIT margin	%	11.0	12.4	–	8.9	8.1
Profit before tax	EURm	280.9	287.7	–2.4	304.9	186.2
Group net profit	EURm	221.8	207.3	7.0	221.9	144.4
Earnings per share (EPS)	EUR	5.43	5.07	7.0	5.43	3.53
Balance sheet						
Balance sheet total	EURm	6,170.3	5,834.3	5.8	5,845.8	4,739.6
Equity	EURm	2,950.2	2,738.0	7.8	2,756.0	2,285.4
Equity ratio	%	47.8	46.9	–	47.1	48.2
Net debt	EURm	787.6	959.2	–17.9	930.0	673.8
Gearing	%	26.7	35.0	–	33.7	29.5
Cash flow and investments						
Net cash flow from operating activities	EURm	170.2	229.8	–25.9	399.7	267.1[1)]
Investments	EURm	157.7	168.5	–6.4	251.5	192.6
Employees						
Number of employees	Average	9,646	10,025	–3.8	9,973	6,654
Thereof South East Europe	Average	6,948	7,426	–6.4	7,353	4,049
Value creation						
Return on equity (ROE)	%	8.7	9.6	–	10.6	8.2
Return on capital employed (ROCE)	%	6.5	7.0	–	7.9	6.2

1) The figure for 2004/05 was adjusted due to changes in the reporting structure of the cash flow statement.



Dear shareholder!

Despite a challenging business environment, we are able to report an improvement in EVN Group results for the first three quarters 2006/07. We achieved an increase in the revenue of the Energy segment, primarily due to the first-time integration of our Macedonian subsidiary ESM AD for the entire financial year. In the Environmental Services segment, the completion of a large drinking water project in Moscow led to a decline in revenue below last year's level, in spite of numerous but smaller new projects.

All in all, EVN Group revenue climbed by 6.5%, to EUR 1,701.7m. Whereas the results from operating activities were down only 6.0% compared to last year's level in spite of the unfavourable business environment prevailing in the energy industry, Group net profit climbed 7.0%, to EUR 221.8m, primarily as a consequence of the good development of EVN's financial results.

In October 2006, EVN qualified as the best bidder within the privatisation process for the Bulgarian district heating company Toplofikatsia Plovdiv EAD (TEZ Plovdiv). On June 12, EVN signed the purchase agreement with the Bulgarian Privatisation Agency. Moreover, we signed a contract on August 3 to increase EVN's indirect stake in Rohöl-Aufsuchungs-AG (RAG).

Consolidation effects in electricity, decline in gas and heating sales volumes

Extraordinarily mild winter impacts Energy segment

Due to the initial consolidation of our Macedonian subsidiary for the entire financial year, EVN more than compensated for the weather-related decline in electricity sales volumes on the Austrian and Bulgarian markets. As a result, total electricity sales volumes of the EVN Group rose by close to 21% year on year. In contrast, gas sales volumes to end customers dropped by 27%, whereas heating sales volumes decreased by about 13%.

Primary energy and electricity prices significantly below last year's level

Due to the extremely mild temperatures, primary energy prices and wholesale prices for electricity started to decline at the beginning of October 2006. Gas procurement costs, linked to the price of crude oil, also significantly dropped during the first three months of 2007. Taking account of this trend, effective July 1, EVN cut gas prices for its end customers, by an average of 8%.

Expansion in the Bulgarian heating business

As a result of the acquisition of the district heating company TEZ Plovdiv, EVN entered the heating market in Bulgaria, where EVN is already active in the electricity supply market. The purchase price for TEZ Plovdiv totalled EUR 32.1m. The company supplies heating to about 40,000 customers, thus effectively doubling the number of EVN's heating customers. This acquisition also provides EVN with its first own generation facilities in South East Europe.

Renewable energy projects in Albania

Following the signing of a Memorandum of Understanding with the Albanian government in January 2007, we presented project proposals on the basis of feasibility studies for three peak load, storage power stations with an annual capacity of more than 1,000 GWh. After a positive assessment by the responsible state commission, the Albanian government approved the projects and declared them to be in the public interest.

Expansion in energy production

After the ground-breaking ceremony in November 2006 for the coal-fired power plant in Duisburg, Germany, in cooperation with STEAG, construction is proceeding on schedule. The installation of the technical components will begin in the autumn of 2007. Construction of a biomass-fired pilot plant at the Dürnrohr power station was completed in July 2007. The facility is scheduled to commence operations by the end of this year.

Increase in EVN's indirect stake in RAG

Further progress in the vertical integration of EVN was made by means of the contractual agreement on the part of the partners holding stakes in RAG Beteiligungs AG (RBG) to acquire E&P Holding GmbH, a subsidiary of the Shell Group. E&P Holding GmbH has a 25% stake in Rohöl-Aufsuchungs-AG (RAG), with a 75% shareholding in the hands of RBG, in which EVN has a stake. As a consequence of the transaction, which is still subject to normal provisos, in particular the approval of the responsible anti-trust authorities, EVN will increase its indirect stake in RAG.

Regional expansion of the Environmental Services segment

We also made considerable progress in the Environmental Services segment in the period under review. After the transfer of our newly completed large drinking water facility to the municipal authorities of Moscow in November 2006, the waste incineration installation for the Russian capital entered its final construction phase. Trial operations for parts of the facility have already begun, ensuring that the plant will commence operations in the autumn of 2007, as originally planned.

Start of capacity expansion at the waste incineration facility

After the required licenses were granted, we began to expand capacity at the waste incineration installation in Dürnrohr (third waste incineration line) in June 2007, as scheduled. The planned construction time will be about two years, increasing the facility's capacity by about two-thirds to an annual volume of 500,000 t.

Our fully-owned subsidiary WTE commenced operations for the fourth and final biological phase of the central municipal wastewater treatment plant in Zagreb, as well as the sludge treatment facility designed to produce biogas for two combined cycle heat and power plants. In Moscow, the ground-breaking ceremony for construction of a combined cycle heat and power facility located next to the Kurjanovo wastewater purification plant will take place in the near future. EVN is on the verge of concluding additional contracts for large projects, for example in Cyprus, the Baltic States and in large cities of the Russian Federation.

Tried and tested "EVN Wasser Model"

During the period under review, EVN Wasser doubled the number of end customers it directly supplies with water to 30,000, due to intensified partnerships with municipalities in Lower Austria. Moreover, EVN Wasser and WTE were contracted to construct a new municipal wastewater treatment plant in Tulln, Lower Austria. Total investment volume amounts to EUR 11.5m.

Outlook

In the light of the extremely mild winter, we expect a slight decline in earnings for the 2006/07 financial year. We are confronted with declining sales volumes in the Energy segment, and the numerous but smaller new projects of the Environmental Services segment can not fully compensate for the decrease in revenue resulting from the conclusion of large projects. The network tariff cuts effective January 1, 2007, as stipulated by the Austrian regulatory authorities, also put downward pressure on our margins. In particular, the prescribed reduction in gas network tariffs leads to a corresponding loss in revenue. We continue to expect strong financial results for 2006/07 as a whole. However, these will be below the particularly good results in the previous financial year, which were positively impacted by one-off effects from investments in associates. Subsequently, the Group net profit is expected to remain below the record level achieved in the past financial year.

Burkhard Hofer
Speaker of the Executive Board

Maria Enzersdorf,
August 2007

Business development

Sales revenues by region
Q. 1–3 2006/07


7.6%
27.3%
65.1%
10.2%
20.9%
68.9%

2006/07
2005/06

- Austria
- South East Europe
- Central and Eastern Europe

Energy sector environment	2006/07	2005/06	Change	2005/06
	Q. 1–3	Q. 1–3	%	
Temperature-related energy demand (%)[1]	71	101	–	101
Crude oil price (EUR/barrel)	47.58	52.21	–8.9	53.03
Gas price (cent/m³)[2]	22.13	22.58	–2.0	22.94
Coal (EUR/tonne)[3]	53.22	47.56	11.9	48.69
EEX[4] spot price for base load electricity (EUR/MWh)	35.87	54.62	–34.3	54.62
EEX spot price for peak load electricity (EUR/MWh)	51.83	77.09	–32.8	79.21
EEX price for CO_2-emission certificates (EUR/tonne) NAP I.	4.04	22.35	–81.9	20.74

1) Calculated according to the heating degree total. The basis (100%) corresponds to the average value 1971–2000.
2) Gas import prices (GIMP), Austrian Statistical Office
3) API#2 (ARA notation)
4) EEX – European Energy Exchange

Income statement	2006/07	2005/06			2006/07	2005/06		
	Q. 1–3	Q. 1–3	Change		Q. 3	Q. 3	Change	
	EURm	EURm	EURm	%	EURm	EURm	EURm	%
Energy revenue	1,507.0	1,367.5	139.5	10.2	374.4	339.0	35.3	10.4
Environmental Services revenue	177.7	208.7	–30.9	–14.8	71.1	73.7	–2.5	–3.4
Strategic Investments and Other Business revenue	17.0	21.8	–4.9	–22.4	3.6	5.5	–1.9	–34.5
Total revenue	**1,701.7**	**1,598.1**	**103.7**	**6.5**	**449.0**	**418.2**	**30.8**	**7.4**
Change in work in progress and own work capitalised and other operating income	57.3	33.6	23.7	70.7	31.8	16.6	15.2	91.1
Electricity purchases and primary energy expenses	–924.8	–832.6	–92.1	–11.1	–229.7	–206.1	–23.6	–11.5
Other materials and services	–213.5	–211.9	–1.5	–0.7	–84.6	–77.4	–7.2	–9.3
Personnel expenses	–212.2	–193.8	–18.3	–9.5	–78.6	–72.0	–6.6	–9.1
Depreciation and amortisation	–124.2	–127.5	3.3	2.6	–39.9	–44.3	4.4	9.9
Other operating expenses	–97.6	–66.9	–30.7	–45.9	–33.0	–27.0	–6.0	–22.1
Results from operating activities (EBIT)	**186.9**	**198.8**	**–12.0**	**–6.0**	**15.0**	**8.0**	**7.0**	**87.2**
Income from investments in associates	113.7	115.8	–2.1	–1.8	18.5	26.0	–7.4	–28.7
Interest and other financial results	–19.7	–27.0	7.3	27.2	0.9	–18.5	19.5	–
Financial results	**94.0**	**88.8**	**5.2**	**5.9**	**19.4**	**7.4**	**12.0**	–
Profit before income tax	**280.9**	**287.7**	**–6.8**	**–2.4**	**34.4**	**15.4**	**19.0**	–
Income tax expense	–33.3	–47.0	13.7	29.1	5.1	1.5	3.6	–
Net profit for the period	**247.6**	**240.7**	**6.9**	**2.9**	**39.5**	**17.0**	**22.6**	–
Thereof								
Minority interest	25.8	33.4	–7.6	–22.9	6.6	4.4	2.2	48.8
EVN AG shareholders (Group net profit)	**221.8**	**207.3**	**14.6**	**7.0**	**32.9**	**12.5**	**20.4**	–
	EUR	EUR	EUR	%	EUR	EUR	EUR	%
Earnings per share[1]	**5.43**	**5.07**	**0.36**	**7.0**	**0.81**	**0.31**	**0.50**	–

1) There is no difference between basic and diluted earnings per share.

Sales revenues by segment
Q. 1–3 2006/07


10.4%
1.0%
13.0%
1.4%
85.6%
88.6%

2006/07
2005/06

- Energy
- Environmental Services
- Strategic Investments and Other Business

EBIT by segment
Q. 1–3


100
80
60
40
20
%
85.5
18.0
-3.5
90.7
14.5
-5.2
2005/06
2006/07

- Energy
- Environmental Services
- Strategic Investments and Other Business

The Macedonian electricity supplier ESM AD has been consolidated in the financial statements of the EVN Group since April 2006, starting with the 3rd quarter 2005/06. This extension of the consolidation range only had an impact on the income statement of the EVN Group for one quarter in the comparable period of the previous year. Accordingly, there are significant changes in practically all items reported in the results for the first three quarters 2006/07.

Revenue and results

The increase in total revenue of the EVN Group by 6.5%, to EUR 1,701.7m, during the first three quarters 2006/07, is primarily the result of the integration of the Macedonian subsidiary ESM AD for the entire financial year.

The rise in the item "Electricity purchases and primary energy expenses" by 11.1%, to EUR 924.8m, is mainly related to the consolidation of ESM AD. In contrast, the item "Other materials and services" only rose slightly, by 0.7%, to EUR 213.5m. A decline in this item was the consequence of the completion of the large-scale drinking water project in Moscow, which could almost fully compensate for a maintenance and upgrading programme designed to reduce network losses in South East Europe, and the scheduled revision of the waste incineration facility in Dürnrohr.

The average number of employees in the EVN Group decreased by 3.8% to 9,646 people, compared to 10,025 employees during the same period of the preceding year. The main reasons were the ongoing restructuring efforts in Bulgaria, and the launch of a similar programme in Macedonia. Personnel expenses climbed 9.5%, to EUR 212.2m, primarily as the result of the consolidation of ESM AD. The one-off effect of the restructuring programme in Macedonia amounted to EUR 6.0m, slightly below the Bulgarian total of the previous year.

During the period under review, the results from operating activities (EBIT) of the EVN Group declined by 6.0%, to EUR 186.9m. Despite difficult market conditions, the Energy segment achieved satisfactory results, achieving an EBIT only 0.2% below the high level of the preceding year. The improvement in the results from operating activities of the Generation and the Energy Procurement and Supply business units compensated for the decline posted in the Networks and South East Europe business units. The results from operating activities of the Environmental Services segment decreased primarily due to the decline in earnings which can be attributed to the completion of the large drinking water project in Moscow. Nevertheless the segment's profit before income tax rose significantly.

Despite lower income from investments in associates, the financial results of the EVN Group in the first three quarters 2006/07 climbed 5.9%, to EUR 94.0m. This can be mainly attributed to the item "Interest and other financial results", which improved by EUR 7.3m, to EUR –19.7m, due to the gratifying development of investments made in current securities.

All in all, the profit before income tax in the first three quarters 2006/07 declined by 2.4%, to EUR 280.9m, compared to the preceding year. In the period under review, the income tax expense declined considerably, decreasing 29.1%, to EUR 33.3m. This development can be attributed to a decrease in provisions for deferred tax liabilities in Bulgaria resulting from a reduction in the income tax rate from 15% to 10%, as well as higher tax-free profit contributions from investments in associates. On balance, this led to an increase of the net profit for the period by 2.9%, to EUR 247.6m.

Group net profit: +7.0%

After taking account of the low level of minority interest, the increase in the Group net profit was significantly more pronounced, climbing 7.0%, or EUR 14.6m, to EUR 221.8m.

Investments
Q. 1–3



0.8%
3.3%
17.4%
35.9%
40.2%
2.4%
0.6%
3.4%
13.8%
41.2%
9.4%
31.6%

2006/07
2005/06

- Generation
- Networks
- Energy Procurement and Supply
- South East Europe
- Environmental Services
- Strategic Investments and Other Business

Cash flow

The gross cash flow of the EVN Group amounted to EUR 382.1m in the first three quarters 2006/07, precisely the same level as in the preceding year. The decrease in the profit before income taxes for the period compensated by a higher level of non-cash items.

After taking account of the higher increase in working capital compared to the preceding year, the net cash flow from operating activities declined by EUR 59.6m, to EUR 170.2m.

The net cash flow from investing activities, which had been significantly affected by the acquisition of ESM AD at a purchase price of EUR 225.0m during the previous year, includes the receipt of proceeds from the sale of EVN's shareholding in Energie AG Oberösterreich during the current financial year amounting to EUR 177.4m, which were primarily invested in current securities. Subsequently, total net cash flow from investing activities amounted to EUR –176.2m.

All in all, the positive cash flow posted by EVN led to an increase in total cash and cash equivalents of EUR 10.1m, to EUR 86.9m. Taking account of the investments in current securities amounting to EUR 449.0m (September 30, 2006: EUR 287.2m), the liquidity situation of the EVN Group continues to be very stable.

Cash flow statement

	2006/07	2005/06		
	Q. 1–3	Q. 1–3	Change	
	EURm	EURm	EURm	%
Profit before income tax	280.9	287.7	–6.8	–2.4
Non-cash items	101.2	94.4	6.8	7.1
Gross cash flow	382.1	382.1	–	–
Net cash flow from operating activities	170.2	229.8	–59.6	–25.9
Net cash flow from investing activities	–176.2	–518.3	342.0	66.0
Net cash flow from financing activities	16.1	216.4	–200.3	–92.5
Net change in cash and cash equivalents	10.1	–72.0	82.1	–
Cash and cash equivalents at the beginning of the period	76.8	82.4	–5.6	–6.8
Cash and cash equivalents at the end of the period	86.9	10.4	76.5	–

Investments

Investments: EUR 157.7m

The investments of the EVN Group in intangible assets and property, plant and equipment amounted to EUR 157.7m during the period under review. This represents a decline of 6.4% compared to the first three quarters 2005/06. On the one hand, a considerable decrease in investments can be attributed to the completion of two combined cycle heat and power plants as well as several wind parks in Lower Austria by the Generation and the Energy Procurement and Supply business units. On the other hand, investments climbed significantly in the South East Europe business unit as a consequence of the ongoing investment programme designed to upgrade electricity meters and network technologies, as well as in the Environmental Services segment, related to projects in the field of drinking water and the construction of a combined cycle heat and power plant in Moscow. Investments in the Networks business unit focused on further expanding the electricity network in Lower Austria.

Balance sheet

Total assets up EUR 324.5m

Compared to the last balance sheet date on September 30, 2006, the balance sheet total climbed 5.6%, or EUR 324.5m, to EUR 6,170.3m on June 30, 2007.

Balance sheet structure


100
90
80
70
60
50
40
30
20
10
%
18.2
81.8
9.5
43.4
47.1
20.6
79.4
9.2
43.0
47.8
30.9.2006
30.6.2007
Current assets
Non-current assets
Current liabilities
Non-current liabilities
Equity

Balance sheet				
	30.6.2007	30.9.2006	Change	
	EURm	EURm	EURm	%
Assets				
Non-current assets				
Intangible assets	327.9	333.0	–5.1	–1.5
Property, plant and equipment	2,064.7	2,026.4	38.3	1.9
Investments in associates	448.4	424.3	24.1	5.7
Other investments	1,471.0	1,479.1	–8.1	–0.6
Non-current receivables from leases	426.9	384.4	42.5	11.0
Other non-current assets	158.1	134.7	23.4	17.4
	4,896.9	**4,781.9**	**115.0**	**2.4**
Current assets				
Inventories	89.9	70.7	19.2	27.2
Current receivables and other current assets	637.9	618.6	19.3	3.1
Cash and current deposits	545.6	374.6	171.0	45.6
	1,273.4	**1,063.9**	**209.5**	**19.7**
Total assets	**6,170.3**	**5,845.8**	**324.5**	**5.6**
Equity and liabilities				
Equity				
Equity attributable to EVN shareholders	2,695.8	2,523.3	172.5	6.8
Minority interest	254.4	232.7	21.7	9.3
	2,950.2	**2,756.0**	**194.3**	**7.0**
Non-current liabilities				
Non-current loans and borrowings	1,444.0	1,397.2	46.8	3.3
Deferred tax liabilities	384.0	379.7	4.3	1.1
Non-current provisions	475.9	434.2	41.7	9.6
Deferred income from network subsidies	258.6	250.0	8.5	3.4
Other non-current liabilities	89.7	75.9	13.8	18.2
	2,652.1	**2,537.0**	**115.1**	**4.5**
Current liabilities				
Current loans and borrowings	9.8	15.3	–5.5	–35.8
Taxes payable	105.9	58.4	47.5	81.3
Trade payables	172.8	201.1	–28.3	–14.1
Current provisions	166.8	147.3	19.5	13.3
Other current liabilities	112.7	130.8	–18.1	–13.8
	568.0	**552.8**	**15.1**	**2.7**
Total equity and liabilities	**6,170.3**	**5,845.8**	**324.5**	**5.6**

Despite an increase in the item "Property, plant and equipment" attributable to ongoing investments and a rise in the item "Non-current receivables from leases" related to EVN Group's project business, the level of non-current assets as a share of total assets fell to 79.4% (September 30, 2006: 81.8%).

The seasonally-related rise in current receivables was almost completely compensated by the payment of receivables in connection with the sale of Energie AG. All in all, current assets climbed 19.7%, to EUR 1,273.4m, primarily as the result of the increase in cash and current deposits.

Equity ratio: 47.8%

Including minority interest, total equity of the EVN Group rose 7.0%, to EUR 2,950.2m, despite the dividend paid to EVN shareholders amounting to EUR 57.2m for the 2005/06 financial year. This development is primarily the result of the improved Group net profit of EUR 221.8m, as well as changes in minority interest. Based on net debt totalling EUR 787.6m, the gearing in the EVN Group was at a level of 26.7%, which is significantly below the average in the sector.

In spite of a valuation-related decrease in loans and borrowings in foreign currencies, in contrast to an increase in non-current provisions for the corresponding hedging instruments, total non-current loans and borrowings rose 3.3% during the period under review, to EUR 1,444.0m. The main reasons underlying this development were a restructuring of the financing for various electricity generation facilities, and the further use of a credit line to construct a waste incineration installation in Moscow.

Due to an increase in taxes payable and current provisions, total current liabilities were slightly above the previous year's level, rising 2.7%, to EUR 568.0m during the first three quarters 2006/07, despite a reduction in trade payables and other current liabilities.

Changes in equity statement

EURm	Share capital	Share premium	Retained earnings	Revaluation reserve	Valuation reserve according to IAS 39	Currency translation reserve	Minority interest	Total
Balance on 30.9.2005	**99.1**	**309.4**	**1,080.9**	**7.1**	**597.7**	**0.1**	**191.2**	**2,285.4**
Dividends for 2004/05	–	–	–47.0	–	–	–	–26.3	–73.3
Net profit for the period 2005/06	–	–	221.9	–	–	–	44.9	266.8
Valuation gains/losses from financial instruments	–	–	–	–	248.0	–	–	248.0
Currency translation adjustment	–	–	–0.2	–	–	0.1	–	–
Business combinations	–	–	–	–	–	–	20.2	20.2
Proportional share of changes to investments in associates recognised directly in equity	–	–	–	–	6.3	–	2.7	8.9
Balance on 30.9.2006	**99.1**	**309.4**	**1,255.6**	**7.1**	**851.9**	**0.3**	**232.7**	**2,756.0**
Dividends for 2005/06		–	–57.2	–	–	–	–1.6	–58.8
Net profit for Q. 1–3 2006/07	–	–	221.8	–	–	–	25.8	247.6
Valuation gains/losses from financial instruments	–	–	–	–	5.2	–	–	5.2
Currency translation adjustment	–	–	–	–	–	1.3	–	1.3
Proportional share of changes to investments in associates recognised directly in equity	–	–	–	–	1.4	–	–0.5	0.9
Business combinations of fully consolidated companies	–	–	–	–	–	–	–1.9	–1.9
Balance on 30.6.2007	**99.1**	**309.4**	**1,420.2**	**7.1**	**858.5**	**1.5**	**254.4**	**2,950.2**

Business segments

Segment activities	
Segment	**Activity**
Energy	Generation, Networks, Energy Procurement and Supply and South East Europe
Environmental Services	Water, wastewater and waste incineration
Strategic Investments and Other Business	Strategic and other investments and Group services

Energy segment

Key energy business indicators				
	2006/07	**2005/06**	**Change**	
	Q. 1–3	**Q. 1–3**	**Nominal**	**%**
Electricity generation (GWh)	2,540	3,520	–981	–27.9
Thereof thermal power	1,715	2,876	–1,161	–40.4
Thereof renewable energy	824	644	180	28.0
Distribution volumes				
Electricity (GWh)	14,650	12,132	2,518	20.8
Thereof Austria	5,502	5,569	–66	–1.2
Thereof Bulgaria	5,550	5,565	–15	–0.3
Thereof Macedonia	3,597	999	2,599	–
Gas (m m³)[1]	1,225	1,641	–415	–25.3
Supply volumes to end customers				
Electricity (GWh)[2]	13,913	11,526	2,387	20.7
Thereof Austria	4,765	4,963	–197	–4.0
Gas (m m³)[3]	521	713	–192	–27.0
Heating (GWh)	828	952	–125	–13.1

[1] Incl. network sales to EVN power stations
[2] In Bulgaria and Macedonia, the energy sales to end customers correspond to the network sales.
[3] Incl. gas wholesales amounting to 54 m m³ (previous year: 62 m m³)

Key figures Energy segment				
	2006/07	**2005/06**		
	Q. 1–3	**Q. 1–3**	**Change**	
	EURm	**EURm**	**EURm**	**%**
External revenue	1,507.0	1,367.5	139.5	10.2
Intra-Group revenue	6.8	7.5	–0.7	–8.7
Operating expenses	–1,230.8	–1,093.4	–137.4	–12.6
EBITDA	283.1	281.7	1.4	0.5
Depreciation and amortisation	–113.6	–111.8	–1.8	–1.6
Results from operating activities (EBIT)	169.6	169.9	–0.3	–0.2
EBIT margin (%)	11.2	12.4	–	–
Financial results	–18.5	–4.8	–13.7	–
Profit before income tax	151.0	165.0	–14.0	–8.5
Investments	129.1	161.8	–32.8	–20.2

Electricity generation from renewable energy sources: +28.0%

Due to the start-up of the two new combined cycle heat and power plants in Baden and Mödling, as well as new wind parks, EVN's electricity generation from renewable energy sources in the period under review was 824 GWh, which was significantly higher (+28.0%) than in the comparable period of the preceding year. In contrast, electricity generation from EVN's own thermal power stations reached a level of 1,715 GWh, which was 40.4% below the record production posted during the first three quarters 2005/06. This development was primarily related to declining market prices.

Energy revenue: +10.2%

In the first three quarters 2006/07, the external revenue of the Energy segment rose by 10.2% compared to the previous year's total, to EUR 1,507.0m. This increase was driven by the full-year consolidation of the Macedonian subsidiary ESM AD, which had only been consolidated for one quarter in the financial statements of the EVN Group for the first three quarters 2005/06.

Consolidation of ESM AD boosts electricity distribution volumes by 20.8%

Due to the integration of the Macedonian subsidiary ESM AD, the electricity distribution volumes of the EVN Group were up 20.8%, to 14,650 GWh. Electricity distribution volumes in Austria and Bulgaria declined by 1.2% and 0.3% respectively during the period under review, to 5,502 GWh in Austria and 5,550 GWh in Bulgaria. Weather-related conditions had a much stronger effect in the gas segment. For this reason, gas distribution volumes declined by more than one-quarter, to 1,225 m m^3.

Electricity sales volumes: +20.7%

Electricity sales volumes of the EVN Group supplied to end customers climbed 20.7%, to 13,913 GWh, once again primarily as a result of the consolidation of ESM AD for all three quarters of the 2006/07 financial year. However, due to the mild temperatures, electricity sales volumes declined 4.0% in Austria and 0.3% in Bulgaria.

Coverage ratio: 18.3%

During the period under review, the EVN Group supplied 18.3% of the electricity provided to end customers from its own power plants. Excluding the Bulgarian and Macedonian subsidiaries, which do not possess any major power generating capacity, this figure is 53.3%.

Gas sales volumes: –27.0%

In the gas segment, which generally reacts more strongly to weather conditions, gas sales volumes amounted to 521 m m^3, down 27.0% on the figure for the first three quarters 2005/06.

Heating sales volumes: –13.1%

The ongoing expansion of EVN's heating installations could not compensate for the decline in sales volumes as a result of the mild winter. Subsequently, heating sales volumes fell by 13.1%, to 828 GWh.

Generation business unit

Since October 1, 2006, the revenue of this business unit only comprises the option value of the power plants, thus mainly representing the difference between the revenue for electricity and its primary energy costs. The marketing of the electricity generated as well as primary energy sourcing is encompassed in the Energy Procurement and Supply business unit.

Generation business unit	2006/07	2005/06		
	Q. 1–3	Q. 1–3	Change	
	EURm	EURm	EURm	%
Revenue	87.0	195.7	–108.7	–55.5
Results from operating activities (EBIT)	41.5	29.6	12.0	40.5
Profit before income tax	35.5	25.6	9.9	38.8
Investments	5.2	69.5	–64.3	–92.6

Revenue: –55.5%
EBIT: +EUR 12.0m

Due to the change in the presentation of EVN's power generation activities, the revenue of this business unit fell by 55.5% in the period under review, to EUR 87.0m. In contrast, despite a challenging business environment, the results from operating activities (EBIT) rose by 40.5%, to EUR 41.5m.

Networks business unit

Effective January 1, 2006, the Austrian regulatory authority had lowered electricity network tariffs for EVN by an average of 2.5%. Due to the newly-launched incentive regulatory system, EVN electricity network tariffs remained steady in the course of the latest tariff rate appraisal in January 2007, as was to be expected. In contrast, the regulator once again imposed a mandatory reduction in gas network tariffs as of January 1, 2007 by an average of 4.0%.

Networks business unit				
	2006/07	2005/06		
	Q. 1–3	Q. 1–3	Change	
	EURm	EURm	EURm	%
Revenue	347.8	360.5	–12.7	–3.5
Results from operating activities (EBIT)	65.1	97.1	–32.0	–33.0
Profit before income tax	56.7	88.0	–31.3	–35.6
Investments	56.7	53.3	–3.4	–6.4

Revenue: –3.5%
EBIT: –EUR 32.0m

Due to the decline in electricity distribution volumes of 1.2% and in gas distribution volumes of 25.3%, as well as the above-mentioned network tariff reductions, EVN's network revenue declined by 11.5%, to EUR 272.7m.

Higher revenue from EVN Group's cable TV and telecommunications services as well as the invoicing of intra-Group services provided by EVN Netz GmbH could not fully compensate for this negative effect, leading to a decrease in revenue of the Networks business unit as a whole by 3.5%, to EUR 347.8m. Due to the high level of fixed costs in the Networks business unit, the above-mentioned developments led to a significant reduction in the results from operating activities of 33.0%, to EUR 65.1m.

Energy Procurement and Supply business unit

In order to achieve an overall optimisation of EVN Group's activities in the energy business, the marketing of the electricity generated, the sourcing of the primary energy required as well as the payment for the option value of the power plants have also been encompassed within the Energy Procurement and Supply business unit, effective October 1, 2006.

Energy Procurement and Supply business unit				
	2006/07	2005/06		
	Q. 1–3	Q. 1–3	Change	
	EURm	EURm	EURm	%
Revenue	736.4	515.2	221.3	42.9
Results from operating activities (EBIT)	66.2	23.8	42.4	–
Profit before income tax	72.2	35.8	36.5	–
Investments	3.7	15.8	–12.0	–76.3

Revenue: +42.9%
EBIT: +EUR 42.4m

The change in the presentation of EVN Group's marketing activities for the electricity generated led to an additional revenue contribution of about EUR 170.0m in this business unit compared to the preceding year. The upward price adjustments at the beginning of the year for electricity and gas also boosted revenue, despite the decrease in sales volumes. Subsequently, total revenue in the Energy Procurement and Supply business unit also increased, climbing by 42.9%, to EUR 736.4m. The results from operating activities (EBIT) of the Energy Procurement and Supply business unit also increased, climbing from EUR 42.4m, to EUR 66.2m, not least due to the marketing successes of EVN's own power plants.

South East Europe business unit

South East Europe business unit	2006/07	2005/06		
	Q. 1–3	Q. 1–3	Change	
	EURm	EURm	EURm	%
Revenue	464.9	334.5	130.3	39.0
Results from operating activities (EBIT)	–3.3	19.4	–22.7	–
Profit before income tax	–13.5	15.7	–29.1	–
Investments	63.4	23.3	40.2	–

Revenue: +39.0%
EBIT: –EUR 22.7m

Total revenue in the South East Europe business unit rose by 39.0% to EUR 464.9m. Against the backdrop of a slight 0.3% decline in revenue in Bulgaria, the increase in total revenue can be completely attributed to the initial consolidation of ESM AD.

Despite the negative one-off effect in last year's operating results of the restructuring measures implemented in Bulgaria, no improvement could be achieved in the period under review. This development can be primarily attributed to the slight decrease in electricity sales volumes as well as the tariff rate decisions made by the Bulgarian regulatory authority. In Bulgaria, increases in energy procurement prices were stipulated which, for the most part, could not be passed on to end customers. Moreover, increased investments for the maintenance and upgrading programme designed to cut network losses as well as provisions made for rental costs in connection with network access to third-party owned facilities had an adverse impact on results.

The relatively high power grid losses in the network of the Macedonian subsidiary ESM AD compared to Western European standards, as well as the necessary impairment of receivables and the restructuring programme, had an unfavourable effect on results. However, during the period under review, the company achieved initial successes in negotiations carried out with large customers pertaining to payment schedules, as well as the positive settlement of important legal disputes.

On balance, the South East Europe business unit posted negative results from operating activities during the first three quarters 2006/07, amounting to EUR –3.3m.

Environmental Services segment

Key figures Environmental Services segment	2006/07	2005/06		
	Q. 1–3	Q. 1–3	Change	
	EURm	EURm	EURm	%
External revenue	177.7	208.7	–30.9	–14.8
Intra-Group revenue	6.7	7.1	–0.4	–5.6
Operating expense	–147.6	–165.2	17.6	–10.6
EBITDA	36.8	50.6	–13.8	–27.2
Depreciation and amortisation	–9.7	–14.7	5.0	33.9
Results from operating activities (EBIT)	27.1	35.9	–8.8	–24.5
EBIT margin (%)	14.7	16.6	–	–
Financial results	4.8	–9.6	14.4	–
Profit before income tax	31.9	26.3	5.6	21.4
Investments	27.4	5.8	21.6	–

Ongoing success of large projects

In the period under review, EVN made considerable progress in its Environmental Services business activities. The fourth and final phase of a total of four biological phases was completed at the central municipal wastewater treatment plant in Zagreb, which was prepared for commencing operations.

The second largest project of the WTE Group, namely the construction of a drinking water facility for the City of Moscow, was successfully concluded in November 2006. The facility commenced regular operations on January 1, 2007. The construction of a waste incineration installation for the Russian capital, with an annual capacity of 360,000 tonnes, continues to proceed on schedule. The project involves a total investment volume of EUR 191m. Up until now, the volume of total work performed by EVN has reached a level of EUR 148m.

WTE achieved initial success on the Turkish market. In May 2007, the company won an international tender and was contracted to construct a municipal wastewater treatment plant in Istanbul. Total investment volume amounts to more than EUR 100m, of which WTE's share is half. The planned construction time will be about two and one half years.

Revenue: –14.8%
EBIT: –EUR 8.8%

Total revenue in the Environmental Services segment declined by EUR 30.9m in the period under review, to EUR 177.7m. The completion of the large drinking water facility for the City of Moscow had a perceptible effect on revenue, which could only be partially compensated by various new projects in Estonia, Lithuania, Poland, Cyprus and Austria. Despite a lower level of depreciation and amortisation of the capitalised profit contributions of the order backlog for companies in the WTE Group, the results from operating activities also declined, falling by EUR 8.8m, to EUR 27.1m. In addition to the above-mentioned decline in earnings resulting from the conclusion of the large-scale project in Moscow, the main reason for this development was the scheduled revision of the waste incineration plant in Dürnrohr.

In contrast, the profit before income tax of the Environmental Services segment improved by EUR 5.6m, to EUR 31.9m, due to the higher profit contributions of the wastewater treatment plant in Zagreb, as well as interest income derived from leasing payments for the drinking water installation in Moscow.

Segment reporting by area of business

EURm	Energy		Environmental Services		Strategic Investments and Other Business		Elimination		Total	
	2006/07	2005/06	2006/07	2005/06	2006/07	2005/06	2006/07	2005/06	2006/07	2005/06
	Q. 1–3	Q. 1–3	Q. 1–3	Q. 1–3	Q. 1–3	Q. 1–3	Q. 1–3	Q. 1–3	Q. 1–3	Q. 1–3
External revenue	1,507.0	1,367.5	177.7	208.7	17.0	21.8	–	–	1,701.7	1,598.1
Intra-Group revenue	6.8	7.5	6.7	7.1	36.2	31.9	–49.7	–46.5	–	–
Operating expenses	–1,230.8	–1,093.4	–147.6	–165.2	–61.5	–59.0	49.2	45.8	–1,390.7	–1,271.7
EBITDA	283.1	281.7	36.8	50.6	–8.4	–5.2	–0.5	–0.7	311.0	326.3
Depreciation and amortisation	–113.6	–111.8	–9.7	–14.7	–1.4	–1.7	0.5	0.7	–124.2	–127.5
Results from operating activities (EBIT)	169.6	169.9	27.1	35.9	–9.8	–6.9	–	–	186.9	198.8
EBIT margin (%)	11.2	12.4	14.7	16.6	–18.4	–12.9	–	–	11.0	12.4
Financial results	–18.5	–4.8	4.8	–9.6	113.2	107.5	–5.4	–4.2	94.0	88.8
Profit before income tax	151.0	165.0	31.9	26.3	103.4	100.5	–5.4	–4.2	280.9	287.7
Investments in intangible assets and property, plant and equipment	129.1	161.8	27.4	5.8	1.2	1.0	–	–	157.7	168.5

Segment reporting by region

EURm	Austria		South East Europe		Central and Eastern Europe		Total	
	2006/07	2005/06	2006/07	2005/06	2006/07	2005/06	2006/07	2005/06
	Q. 1–3	Q. 1–3	Q. 1–3	Q. 1–3	Q. 1–3	Q. 1–3	Q. 1–3	Q. 1–3
Revenue	1,107.2	1,101.0	464.9	334.5	129.6	162.5	1,701.7	1,598.1
Results from operating activities (EBIT)	178.6	164.4	–3.3	19.4	11.5	15.0	186.9	198.8
Investments in intangible assets and property, plant and equipment	83.0	144.7	63.4	23.3	11.3	0.6	157.7	168.5

The EVN share

Europe surpasses USA

Within the context of a dynamic economic environment, in which the latest forecasts anticipate that economic growth in 2007 will match the strong performance of the previous year, both globally and in Europe, the international stock markets performed positively before the stock market turbulence arose at the end of July. Despite downward adjustments at the end of February/beginning of March, as well as at the end of May/middle of June 2007, many share indices reached record levels in recent months. The German DAX showed a rise of 33.4% in the period October 2006 – June 2007, and thus led all international share indices. The European Euro Stoxx share index registered 15.1% growth during this time. Despite posting a new record, the US Dow Jones Index performed slightly less favourably, recording a gain of 14.8%.

The Vienna benchmark index ATX kept pace with international share indices, and posted a gain in value of 25.9% in the first three quarters 2006/07. At the same time, the Dow Jones Euro Stoxx Utilities sector index, which is relevant to EVN, posted a rise of 22.3%. In the same period, the EVN share registered a gain of 10.4%, closing at EUR 92.25 at the end of June 2007. This corresponds to a market capitalisation of EUR 3.8 billion. Turnover in EVN shares remained stable in the first three quarters 2006/07. On average, some 21,000 EVN shares (counted once) were traded daily during the period under review. Accordingly, turnover in EVN shares amounted to a 0.57% share of total turnover on the Vienna Stock Exchange. At the end of June 2007, the ATX weighting of the EVN share was 1.36%.

EVN share – index weighting	
	29.6.2007
ATX (Austrian Traded Index)	1.36%
ATX Prime	1.07%
WBI (Vienna Stock Exchange Index)	2.30%

EVN share price development



Base: 1.10.2005
160
150
140
130
120
110
100
90
%
Oct | Nov | Dec | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Jan | Feb | Mar | Apr | May | Jun | Jul
2006 ■ EVN closing price ▨ ATX Dow Jones Euro Stoxx Utilities 2007

EVN share – performance				
		2006/07	2005/06	2004/05
		Q. 1–3	Q. 1–3	Q. 1–3
Share price at the end of June	EUR	92.25	79.61	59.79
Highest price	EUR	95.49	99.00	59.89
Lowest price	EUR	81.51	65.20	40.90
Value of shares traded[1]	EURm	337	359	184
Average daily turnover[1]	Shares	20,757	24,570	19,019
Share of total turnover[1]	%	0.57	0.82	0.85
Market capitalisation at the end of June	EURm	3,771	3,255	2,444

[1] Vienna Stock Exchange, counted once

Financial calendar 2006/07[1)]

► Annual results 2006/07 December 13, 2007

[1)] Preliminary

EVN share – basic information	
Share capital, denomination	EUR 99,069,392.62 40,881,455 non-par value shares
ISIN security code number	AT0000741053
Tickers	EVNV.VI (Reuters); EVN AV (Bloomberg); AT; EVN (Dow Jones); EVNVY (ADR)
Stock exchange listing	Vienna
ADR programme; depositary	Sponsored level one ADR programme (5 ADR = 1 share); Bank of New York
Ratings	A1, stable (Moody's) A, stable (Standard & Poor's)

EVN Platz
A-2344 Maria Enzersdorf
Phone +43 2236 200-0
Fax +43 2236 200-2030

Klára Székffy
Phone +43 2236 200-12745
Fax +43 2236 200-82745
E-Mail investor.relations@evn.at

www.evn.at
www.investor.evn.at
www.responsibility.evn.at

END